Exhibit 21.1

SUBSIDIARIES OF FIDELITY PRIVATE CREDIT COMPANY LLC

Name	Jurisdiction
Fidelity Direct Lending Fund I JSPV LLC	Delaware
FDLF CA SPE LLC	Delaware
Fidelity Direct Lending Fund 1 Blocker LLC	Delaware
Fidelity Direct Lending Tactical 1 LLC	Delaware
Fidelity Direct Lending Tactical 2 LLC	Delaware
Fidelity Direct Lending Tactical 3 LLC	Delaware